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                                                                    EXHIBIT 4.13


August 8, 2001

Victor Romero
20435 Via Habana
Yorba Linda, CA 92887

Dear Victor:

We would like to offer you the position of President and Chief Operating Officer at Reality Networks. We are excited about you joining the team, currently under the sponsorship of Ricardo Ramirez and Brent Haines CEO. We look forward to a bright and prosperous future together and know that you will find this position to be rewarding and challenging.

Job Description and Duties: Your job description will be worked on jointly within the first 30 days.

Personal Traits: Good communication skills combined positive attitude, and high energy. Honesty and integrity must be a high priority.

Terms of Employment:

     Job Title:                           President/Chief Operating Officer
     Sponsor:                             Ricardo I. Ramirez, Brent Haines CEO
     Start Date:                          August 20, 2001
     Term of Employment:                  "At will" by both parties
     Salary:                              $96,000.00, for the first year
                                          Future years to be  negotiated at that time.

      Bonus:                              First year $29,000 annually, paid annually, year anniversary
                                          Bonus  plan and  milestones  to be worked  out  within the first 90 days.
                                          The bonus criteria will be set by the senior team.

     ISO:                                 5% equity stake in Reality  Networks.  Total  options to be calculated on
                                          the  basis  of  a  pre-reverse  merger  with  public  company.   Options,
                                          vesting  over 36 months.  As an  incentive  25% of options will vest upon the first  120 days of  continuous  employment.  This is  subject  to the approval of the Board of Directors.

     Miscellaneous:                       Reasonable  reimbursements  for housing,  paid by the corporation,  to be worked  out as soon as  possible.  We will  pay for  weekly  trips to and from LA area  Airports  up to a cap of  $500.00  per month  plus  regular business expenses., ie. (parking, meals, cellular)


     Performance Review:                  After 90 days, then yearly on anniversary date
     Salary Review:                       On anniversary date, after performance review
     Benefits:
           Health Plan:                   None available/
           Vacation Plan:                 Two weeks
           Sick leave:                    See Employee Manual
           Holidays:                      9 Paid Holidays - see Employee Manual


Attached please Reality Networks Employee Manual. This manual will address areas of sick time, holidays, vacation time, Company policies and a wide range of other issues that you will questions about. You will also be expected to sign Reality Network's standard employment agreement, upon acceptance of this offer.



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We look forward to your  experience,  professionalism  and hope that together we will make Reality Networks into a truly successful, market leading company.

Please sign and return this offer letter as your acceptance of the terms.

WELCOME ABOARD!


Agreed and Accepted:


/s/ Victor Romero






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